

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 27, 2010

E. Robinson McGraw
Chairman of the Board, President and Chief Executive Officer
Renasant Corporation
209 Troy Street
Tupelo, Mississippi 38804-4827

> **Re:** **Renasant Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 1-13253**

Dear Mr. McGraw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 88

Compensation Discussion and Analysis, page 21 of Definite Proxy Statement on Schedule 14A

1.   We note that you set a performance goal for executives that contemplated a compensation reward for negative growth in net revenue per share. In future filings, if you contemplate negative performance targets, please include disclosure that explains why the compensation committee chose to reward negative performance and why they believed this would "result in enhanced shareholder value."

2.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
        necessary and describe the process you undertook to reach that conclusion.

Certain Relationships and Related Transactions, page 90

3.   We note the disclosure on page 15 of the definitive proxy statement on Schedule 14A that
        loans to insiders were made on substantially the same terms as those prevailing at the
        time for comparable transactions with other persons. Please confirm, and revise future
        filings to disclose, if accurate, that the loans were made on substantially the same terms,
        including interest rates and collateral, as those prevailing at the time for comparable loans
        with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of
        Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

   You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-
3464 with any questions.

                                        Sincerely,

                                        Kathryn McHale
                                        Senior Counsel